Hyperion Therapeutics, Inc.

2000 Sierra Point Parkway, Suite 400

Brisbane, CA 94005

May 7, 2015

VIA EDGAR

Daniel F. Duchovny

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Hyperion Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-190624)

Filed August 14, 2013

Application for Withdrawal

Dear Mr. Duchovny:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Hyperion Therapeutics, Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-3 (Registration No. 333-190624), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 14, 2013. The Registration Statement was declared effective on September 13, 2013.

As a result of the successful completion of the merger of the Company and Ghrian Acquisition Inc., a subsidiary of Horizon Pharma, Inc. and a Delaware corporation, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions or comments or require further information, please do not hesitate to email Paul W. Hoelscher, the Company’s Chief Financial Officer and Secretary at or PHoelscher@horizonpharma.com. Thank you for your assistance in this matter.

Very truly yours,

Hyperion Therapeutics, Inc.

By:	/s/ Paul W. Hoelscher
Name:	Paul W. Hoelscher
Title:	Chief Financial Officer and Secretary